October 28, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye
Office of Global Security Risk

Re:	POSCO Annual Report on Form 20-F

Dear Ms. Cecilia Blye:

Reference is made to your letter dated August 31, 2011 (the “Comment Letter”) addressed to POSCO (“POSCO” or the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “Annual Report”). The Company would like to thank you for your review of our Annual Report.

The Company sets forth in this letter its responses to the numbered comments in your letter. For your convenience, the Company has included the text of the Staff’s comments in bold and keyed its responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Item 5. Operating and Financial Review and Prospects, page 30

Item 5.A. Operating Results, page 30

Overview, page 30

1.	You disclose on pages 15-17 that you have business activities relating to Iran and on pages F-25 – F-26 that you have interests in businesses located in Sudan. In addition, we are aware of publicly available reports that, beginning in 2006, you have cooperated with the Iranian automobile maker, Saipa, to optimize usage of its auto sheet, and that your representative in Iran has established a special credit line to strengthen and give surety to industrial and trade transactions with Iran. As you know, Iran and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

Please describe to us your past, current, and anticipated contacts, with Iran and Sudan, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letter to us dated April 30, 2007. Your response should describe any goods, equipment, technology, services, information, expertise, or support that you have provided into Iran and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

Subsidiaries Incorporated in Iran or Sudan

On September 20, 2010, POSCO acquired a 68.15% interest in Daewoo International Co., Ltd. (“Daewoo International”), a global trading company that primarily engages in the trading of steel and raw materials as well as investing in energy development projects. Daewoo International holds a 33.0% interest in General Medicines Company Ltd. (“General Medicines”), which is incorporated in Sudan and engages in production and distribution of medical drugs. General Medicines generated revenues of SDG 25,620 thousand (equivalent to approximately US$9.6 million) in 2010 and had total assets of SDG 24,748 thousand (equivalent to approximately US$9.2 million) as of December 31, 2010. Daewoo International also holds a 60.0% interest in Gezira Tannery Co., Ltd. (“Gezira Tannery”), which is incorporated in Sudan and engages in the manufacturing and exporting of semi-finished leather goods. Gezira Tannery discontinued operation of its factory in 2010 and is currently planning to divest its factory to a third party. It is a subsidiary excluded from scope of consolidation due to the immateriality of its operations.

Other than these two subsidiaries incorporated in Sudan, POSCO and its subsidiaries do not have any other subsidiaries incorporated in Iran or Sudan.

Other Business Activities and Investments in Iran or Sudan

POSCO and its subsidiaries engage in limited business activities and investments relating to Iran and Sudan.

POSCO

POSCO produces and sells, typically through its sales subsidiaries, a wide range of steel products to Iranian entities, some of which are entities controlled by the Iranian government. In particular, POSCO supplies automotive steel sheets to Iran Kodro Industrial Group and Societe Annonyme Iranienne de Production Automobile (“Saipa”), automotive manufacturers in Iran. POSCO also produces and sells steel materials used in production of pipes to various private sector supply companies in Iran that focus in the gas industry. These two product categories represent the largest portion of steel products exported to Iran by POSCO, and the remainder consists of electric steel sheets, hot-rolled pipes, plates and cold-rolled steel products. POSCO does not have any special credit line to strengthen and give surety to industrial and trade transactions with Iran.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 3

On a non-consolidated basis, POSCO generated approximately 0.8% of its sales in 2008, 1.7% in 2009, 0.5% in 2010 and 0.9% in the first half of 2011 from its export activities to Iranian entities.

Other than sale of a limited volume of hot-rolled materials used in production of pipes for Won 3 billion to a customer in Sudan in 2009, POSCO did not sell any steel products to Sudanese entities since the Staff’s letter to the Company dated April 30, 2007.

Daewoo International

Daewoo International engages in trading activities with various entities in Iran and Sudan. Items that are typically traded with Iranian entities primarily consist of steel products such as steel billets and hot rolled steel sheets, including steel products produced by POSCO, chemical and mineral items, and transportation items including buses and cargo trucks. Items that are typically traded with Sudanese entities are cargo trucks and chemical and mineral items.

Daewoo International generated approximately 6.4% of its sales in 2008, 7.2% in 2009, 5.3% in 2010 and 7.5% in the first half of 2011 from its trading activities with Iranian entities. Daewoo International generated approximately 0.1% of its sales in 2008, 0.1% in 2009, 0.1% in 2010 and 0.2% in the first half of 2011 from its trading activities with Sudanese entities. Daewoo International had consolidated sales of Won 15,672 billion in 2010 and Won 9,465 billion in the first half of 2011, compared to POSCO’s consolidated sales (including consolidation of financial results of Daewoo International) of Won 60,638 billion in 2010 and Won 33,297 billion in the first half of 2011.

POSCO E&C

POSCO E&C Co., Ltd. (“POSCO E&C”), a construction company in which POSCO holds an 89.5% interest, engages in planning, design and construction of industrial facilities in Iran. POSCO E&C has not been involved in projects in Sudan.

In December 1999, POSCO E&C and Esfahan Steel Company (“Esfahan Steel”) entered into a contract to jointly construct production facilities with Ghaem Reza Industries Company (“GRICO”), a subsidiary of Esfahan Steel, to increase Esfahan Steel’s production capacity by 1.4 million tons of crude steel. The project includes construction of a free standing blast furnace with volume of approximately 2,020 square meters as well as a sintering plant and auxiliary facilities such as boilers, central power plants, air compressors, stackers and reclaimers. Construction of the blast furnace was completed in July 2009, the sintering plant in August 2011 and auxiliary facilities in July 2011. POSCO E&C’s revenues from the project was US$225 million.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 4

POSCO E&C generated approximately 5.4% of its sales in 2008, 9.5% in 2009, 1.5% in 2010 and 0.9% in the first half of 2011 from its construction activities in Iran. POSCO E&C had consolidated sales of Won 6,238 billion in 2010 and Won 3,233 billion in the first half of 2011, compared to POSCO’s consolidated sales (including consolidation of financial results of POSCO E&C) of Won 60,638 billion in 2010 and Won 33,297 billion in the first half of 2011.

POSCO C&C

POSCO Coated & Color Steel Co., Ltd. (“POSCO C&C”), a manufacturer of coated and color steel products in which POSCO holds a 56.9% interest, produces and sells a limited range of steel sheet products (primarily aluminum steel sheets) to automotive component companies in Iran. POSCO C&C has not sold any products to Sudanese entities since the Staff’s letter to the Company dated April 30, 2007.

POSCO C&C generated approximately 0.8% of its sales in 2008, 1.0% in 2009, 1.2% in 2010 and 0.7% in the first half of 2011 from its export activities to Iranian entities. POSCO C&C had consolidated sales of Won 1,002 billion in 2010 and Won 467 billion in the first half of 2011, compared to POSCO’s consolidated sales (including consolidation of financial results of POSCO C&C) of Won 60,638 billion in 2010 and Won 33,297 billion in the first half of 2011.

POSCO Specialty Steel

POSCO Specialty Steel Co., Ltd. (“POSCO Specialty Steel”), a wholly-owned subsidiary of POSCO that engages in manufacturing of specialty steel products, produces and sells, typically through POSCO’s sales subsidiaries, a limited volume of stainless steel industrial pipes to Iranian entities. POSCO Specialty Steel has not sold any products to Sudanese entities since the Staff’s letter to the Company dated April 30, 2007.

POSCO Specialty Steel generated approximately 0.1% of its sales in 2008, 0.0% in 2009, 0.3% in 2010 and no such revenues in the first half of 2011 from its export activities to Iranian entities. POSCO Specialty Steel had consolidated sales of Won 1,543 billion in 2010 and Won 887 billion in the first half of 2011, compared to POSCO’s consolidated sales (including consolidation of financial results of POSCO Specialty Steel) of Won 60,638 billion in 2010 and Won 33,297 billion in the first half of 2011.

Sungjin Geotec

In May 2010, POSCO and POSCO E&C collectively acquired a 43.1% interest in Sungjin Geotec Co., Ltd. (“Sungjin Geotec”), a manufacturer of specialized equipment used in the power and energy industries. POSCO currently holds a 26.3% interest in Sungjin Geotec and POSCO E&C holds a 10.3% interest. According to the generally accepted accounting principles in Korea, which applied to the Company through 2010, Sungjin Geotec was a consolidated subsidiary of the Company in 2010. Beginning in 2011, the Company plans to release annual financial statements prepared pursuant to International Financial Reporting Standards as issued by the International Accounting Standards Board, under which Sungjin Geotec is not a consolidated subsidiary of the Company. From time to time, Sungjin Geotec has entered into supply contracts with Iranian entities to supply equipment for projects used to develop natural gas fields.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 5

South Pars Gas Fields. Sungjin Geotec entered into contracts with various suppliers to supply equipment for development of natural gas fields located in South Pars, Iran, which is led by Pars Oil and Gas Company, a subsidiary of National Iranian Oil Company. Details of such supply contracts related to the development of the South Pars gas fields that have been completed are as follows (in chronological order):

•	one supply contract with Oil Industries Engineering & Construction in September 2007 for EUR 12.3 million;

•	two supply contracts with Sepanir Oil & Gas Energy Eng. Co. in December 2008 for EUR 22.1 million;

•	two supply contracts with Sepanir Oil & Gas Energy Eng. Co. in February 2009 for EUR 21.6 million;

•	one supply contract with Oil Industries Engineering & Construction in June 2009 for US$63 thousand;

•	one supply contract with Sepanir Oil & Gas Energy Eng. Co. in September 2009 for EUR 3.0 million;

•	two supply contracts with Oil Industries Engineering & Construction in September 2009 for EUR 13.3 million;

•	one supply contract with NARDIS in September 2009 for EUR 23.4 million;

•	one supply contract with Sepanir Oil & Gas Energy Eng. Co. in October 2009 for EUR 1.8 million; and

•	one supply contract with Peerless Europe Limited in September 2010 for EUR 1.1 million.

Details of on-going supply contracts related to the development of the South Pars gas fields are as follows (in chronological order):

•	one supply contract with Peerless Europe Limited in March 2010 for EUR 1.0 million;

Ms. Cecilia Blye

Securities and Exchange Commission, p. 6

•	two supply contracts with FARAB International F.Z.E. in January 2011 for EUR 19.8 million; and

•	two supply contracts with NARDIS in March 2011 for EUR 3.0 million.

Sungjin Geotec expects its supply contracts related to the development of the South Pars gas fields to be completed by the end of 2011.

Others. Other less material supply contracts of Sungjin Geotec with Iranian entities not related to the development of the South Pars gas fields include the following (in chronological order):

•

two supply contracts with Tehran Jonoob in February 2009 and July 2009 for EUR 4.3 million to supply equipment for development of natural gas fields located in Bandar Abbas, Iran, which projects are currently on hold; and

•	one supply contract with Bina Consulting in March 2010 for EUR 285 thousand to supply equipment for offshore development of natural gas near Sirri Island, Iran.

Sungjin Geotec recognized revenues of approximately Won 8.6 billion in 2008, Won 102.4 billion in 2009, Won 76.2 billion in 2010 and Won 28.3 billion in the first half of 2011 relating to the above supply contracts.

2.	You state in the third paragraph on page 17 that you are aware of initiatives by U.S. governmental entities and institutional investors related to entities doing business with countries identified as state sponsors of terrorism, but you do not explain the relevance of this information to your activities. In future filings, please revise this risk factor to identify the Sanctions Targets with which you engage in business and/or investment activities that also are designated as state sponsors of terrorism by the United States.

The Company has explained the relevance of such information to its activities in the second sentence of the third paragraph on page 17. The Company has disclosed that while OFAC Sanctions under their current terms are not applicable to the Company’s activities, its reputation may be adversely affected, some of its U.S. investors may be required to divest their investments in the Company under the laws of certain U.S. states or under internal investment policies or may decide for reputational reasons to divest such investments, and some U.S. institutional investors may forego the purchase of the Company’s securities.

The Company will update the risk factor in future filings to identify the Sanctions Targets with which the Company engages in business and/or investment activities that are designated as state sponsors of terrorism by the United States.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 7

3.	We are aware also of publicly available reports that you have participated in the construction of, and have provided expertise relating to the operation of, a blast furnace in Iran’s Esfahan Steel Company. Certain furnaces are included in the Commerce Control List of the U.S. Department of Commerce’s Bureau of Industry and Security. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the goods, equipment, components, materials, software, or technology you have provided or intend to provide, directly or indirectly, into Iran or Sudan, are controlled items included in the Commerce Control List. If so, tell us whether any such items have military uses, and describe such possible uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran or Sudan, and discuss any such uses of which you are aware.

The Republic of Korea is a member country of the Wassenaar Arrangement, and the Company and its subsidiaries have internal control measures to ensure that their export items comply with relevant Korean regulations on export control, including obtaining approval from Korea Strategic Trade Institute, which was founded by the Ministry of Knowledge Economy in June 2007 in order to for the Korean Government to implement export controls of strategic items. To the Company’s knowledge, none of the goods, equipment, components, materials, software or technology the Company and its subsidiaries have provided or intend to provide to Iran or Sudan are controlled items of U.S. origin or controlled under the Wassenaar Arrangement as codified in Korean law. The Company is not aware of any such items being put to military use by Iran or Sudan.

4.	Please discuss the materiality of your business activities in, and other contacts with, Iran and Sudan, described in response to the foregoing comments, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Iran and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Sudan.

Given the limited nature of the Company’s activities related to Iran and Sudan as described above, the Company believes that its activities related to such countries do not pose any material risk to the reputation of the Company or any material investment risk for the Company’s security holders and would not be expected to have a material influence on a reasonable investor’s decision to invest in the Company’s securities, notwithstanding that Iran and Sudan have been identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. The Company also does not believe that it is engaged in activities sanctionable under the Iran Sanctions Act, as amended by the Comprehensive Iran Sanctions Accountability, and Divestment Act. The Company has considered both quantitative and qualitative factors in reaching this conclusion.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 8

The Company has taken note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Iran and Sudan. However, the Company’s activities related to Iran and Sudan are limited, and the Company has no indication of investment or divestment activities of the aforementioned state and municipal governments, universities, or other investors other than in the ordinary course of business. Therefore, the Company does not believe that the initiatives referenced in the Comment Letter have any actual or potential material impact on the Company’s business or financial condition. Although the Company recognizes that some current or prospective investors may decline to invest in the Company’s securities, the Company has no indication that any such decisions will be individually or collectively material to the Company’s financing activities or the value of its securities.

*    *    *    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-1459 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,

/s/ Choi, Jong Tae
Choi, Jong Tae
President and Representative Director Chief Financial and Planning Officer

Ms. Cecilia Blye

Securities and Exchange Commission, p. 9

cc:	Pamela Long Assistant Director Division of Corporation Finance

Pradip Bhaumik Special Counsel Office of Global Security Risk

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP